SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LA JOLLA PHARMACEUTICAL COMPANY

(Name of Subject Company (Issuer))

INNOVIVA ACQUISITION SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

INNOVIVA, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 Per Share

(Title of Class of Securities)

50345960

(CUSIP Number of Class of Securities)

Innoviva Acquisition Sub, Inc.

Innoviva, Inc.

1350 Old Bayshore Highway Suite 400

Burlingame, CA 94010

(650) 238-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,093.46	Filing party:	Innoviva, Inc. and Innoviva Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO	Date filed:	July 25, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Innoviva, Inc. (“Parent”), a Delaware corporation, and Innoviva Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Commission on July 25, 2022, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”), at a price of $6.23 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and the Purchaser.

All of the information set forth in the Offer to Purchase, including Schedules I and II, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11

The Offer to Purchase is hereby amended and supplemented as follows:

1. “Section 11. the Merger Agreement; Other Agreements” is hereby supplemented by adding the following as the last paragraph of the section:

“On August 5, 2022, La Jolla received a notice letter from HealthCare Royalty Partners (“HCR”) in which HCR alleges the occurrence, or imminent occurrence, of La Jolla Pharma, LLC not meeting certain obligations under the royalty financing agreement dated as of May 10, 2018 between La Jolla Pharma, LLC and the entities managed by HCR set forth on Annex I thereto (the “Royalty Agreement”) and related agreements, including the obligation to use commercially reasonable and diligent efforts to commercialize GIAPREZA and the obligation to not undertake a Change of Control. As defined in the Royalty Agreement, a Change of Control means any event or series of events that results in either: (i) La Jolla no longer directly or indirectly owning 100% of La Jolla Pharma, LLC; or (ii) La Jolla Pharma, LLC no longer directly owning 100% of worldwide net sales of GIAPREZA, except for the granting of ex-U.S. product licenses, neither of which are impacted by the transactions contemplated by the Merger Agreement with Innoviva. If La Jolla Pharma, LLC is ultimately determined to not have met these obligations, HCR would have the right to terminate the Royalty Agreement and demand payment from La Jolla Pharma, LLC of either $125.0 million or $225.0 million (depending on which obligation La Jolla Pharma, LLC is held to not have met), minus aggregate royalties already paid to HCR. Innoviva believes that each of the claims made in the notice letter are wholly without merit, disputes them and, to the extent required, would vigorously defend against such claims if the Merger were to close and if the claims were asserted in a legal proceeding.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2022

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA ACQUISITION SUB, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	President